SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ikanos Communications, Inc. (“Ikanos” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), to purchase all of the issued and outstanding shares of common stock of Ikanos at a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”) and assume all outstanding indebtedness of Ikanos at the closing of the Merger, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Qualcomm with the SEC on August 19, 2015 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph under the heading “Certain Litigation”:

“Certain Litigation

On September 2, 2015, an additional putative class action lawsuit was filed in the Superior Court of California, County of Alameda by a purported Company stockholder against the Company, the members of the Board, Qualcomm Atheros, Inc. and King Acquisition Co., captioned as follows: Tsai v. Banatao, et. al., Case No. RG15784408. The complaint generally alleges that the members of the Board breached their fiduciary duties to the Company’s minority stockholders in connection with the proposed Merger by one or more of the following: (i) not adequately valuing the Company’s future growth prospects; (ii) accepting unreasonable deal protection measures in the Merger Agreement that dissuades other potential bidders from making competing offers; and (iii) providing Company stockholders inadequate or misleading information in the Schedule 14D-9. This action also alleges that Qualcomm Atheros, Inc. aided and abetted the alleged breaches of fiduciary duty by the members of the Board. The complaint seeks the same remedies as the Weichel v. Banatao, et. al., action.

The outcome of this litigation cannot be predicted with certainty. A preliminary injunction could delay or jeopardize the completion of the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2015	Ikanos Communications, Inc.

	By:	/s/ Dennis Bencala
Dennis Bencala
Chief Financial Officer and Vice President of Finance